State of Delaware Secretary of State Division of Corporations File 09:00 AM 12/22/1997 972440708-2830818

Certificate of Incorporation
Of
HF Resources, Inc.

FIRST:             The name of the corporation is HF Resources, Inc.

SECOND:        The registered office in the State of Delaware is located at 103 Foulk Road, Suite 200, in the City of Wilmington (19803), County of New Castle. The name of the corporation’s registered agent as such address is Entity Services (Delaware), Inc.

THIRD:           The purpose of the corporation is to accomplish business efficiencies and further assess management, to centralize management and administration of cash and cash equivalent property, to enable the corporation to more accurately assess  the performance of the cash management function and use of funds, and to engage in any lawful act or activity for which corporations may be organized under the Delaware Corporate Law.

FOURTH:        The total number of shares of stock which the corporation is authorized to issue is one thousand (1,000) shares of common stock, each with a par value of one cent ($.01) per share.

FIFTH:             The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the by-laws of the corporation.

SIXTH:            In furtherance and not in limitation of the power conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the by-laws.

SEVENTH:      A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the effective date of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

EIGHTH:         The corporation reserves the right to amend or appeal any provision contained in the Certificate of Incorporation in the manner from time to time prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

NINTH:            The incorporator is Gail P. Clark, whose mailing address is P.O. Box 12979, Oakland, California, 94604-2979.

I, THE UNDERSIGNED, being the incorporator, have executed this certificate of inspection this 15th day of December, 1997.

/s/ Gail P. Clark
Gail P. Clark